WONDER INTERNATIONAL EDUCATION & INVESTMENT GROUP CORPORATION

8040 E. MORGAN TRAIL, #18

SCOTTSDALE, AZ 85258

November 21, 2013

Via E-mail

Larry Spirgel

Assistant Director

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Wonder International Education & Investment Group Corporation

Amendment No.1 to Form 10-K for Fiscal Year Ended December 31, 2012

Filed July 25, 2013

File No. 333-163635

Dear Mr. Spirgel:

Wonder International Education & Investment Group Corporation (the “Company”, “we”, “us” or “our”) hereby transmits our response to the letters received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 7, 2013 and August 12, 2013, regarding Amendment No. 1 to Form 10-K originally filed on July 25, 2013 (the “2012 10-K”).

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

Audit Report

1.	The report indicates that the financial statements are audited following the Chinese Certified Public Accountants Auditing Standards. Financial statements included in your document must be audited in accordance with standards of the PCAOB or the AICP A.

Please amend your filing to include an audit opinion that refers to US generally accepted auditing standards or PCAOB standards.

RESPONSE: On November 14, 2013, we filed our Quarterly Report on Form 10-Q for the period ended September 30, 2013, in which we disclosed that on October 28, 2013, Anhui Wonder Education Investment Management Co., Ltd, entered into an Equity Purchase Agreement with Anhui Wonder University of Information Engineering (“Wonder University”) to sell its 7% equity interest in Wonder University for the purchase price of $42,765,303, with such transaction to close by December 31, 2013. In light of this transaction, and given that, at closing, we will no longer own any equity interest in Wonder University, at this time we do not believe that it would be necessary or appropriate for an adequate presentation of our financial position to investors to include in our 2012 10-K the audited financial statements of Wonder University, or any revisions or amendments thereto.

2	The audit report contains numerous sentences that are incomplete or not grammatically correct. Please provide a legible audit opinion for Anhui Wonder University of Information Engineering that is correctly translated into English.

RESPONSE: Please refer to our response to Comment #1 above.

3.	You disclose in Note 1 that the financial statements are prepared in accordance with Accounting Standards for Business Enterprises - Basic Standards issued in 2006. The audit report describes the basis of accounting as prepared and presented in accordance with the provisions of the corporate accounting standards and corporate accounting system. Please clarify whether these both refer to the same accounting standards and also clarify whether these are considered generally accepted Chinese accounting standards.

RESPONSE: Please refer to our response to Comment #1 above.

Financial Statements of Anhui Wonder University of Information Engineering

4.	The reconciliation of Anhui Wonder University of Information Engineering financial statements to US GAAP and the related financial statement disclosures must be included in the notes to the financial statements and audited by the independent accounting firm. Please revise accordingly and confirm to us that the reconciliation has been audited.

RESPONSE: Please refer to our response to Comment #1 above.

5.	The notes to the financial statements contain numerous sentences that are incomplete or not grammatically correct. Please revise the disclosures to provide an accurate translation in English.

RESPONSE: Please refer to our response to Comment #1 above.

We hope that we have adequately addressed your comments. If you have further comments, we ask that you forward them by electronic mail to our counsel, Sarah Williams, Esq. at swilliams@egsllp.com or to reach her by telephone at (212) 370-1300.

***

In making our responses we acknowledge that:

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Wonder International Education
& Investment Group Corporation

By:	/s/ Xiang Wei
Name:	Xiang Wei
Title:	Chief Executive Officer